Exhibit 99.1

SETTLEMENT AGREEMENT

This Settlement Agreement, dated as of February 29, 2016 (this “Agreement”), is by and among Angie’s List, Inc., a Delaware corporation (the “Company”), and Eric Semler and TCS Capital Management, LLC (collectively with their respective Affiliates (as defined below), the “Shareholder Group”).

WHEREAS, the Shareholder Group owns, beneficially and/or of record, an aggregate Net Long Position in 6,561,528 shares of common stock, par value $0.001 per share (the “Common Stock”), of the Company, as set forth on Schedule 1 attached hereto;

WHEREAS, the Shareholder Group and the Company have engaged in various discussions and communications including with respect to the Company’s business, financial performance and strategic plans, as well as the composition of the Company’s Board of Directors (the “Board”); and

WHEREAS, the Company and each member of the Shareholder Group have determined that it is in its respective best interests to enter into this Agreement.

NOW THEREFORE, in consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto severally agree as follows:

1.	Definitions. For purposes of this Agreement:

a)	“2017 Annual Meeting” shall mean the 2017 annual meeting of shareholders of the Company;

b)	“2018 Annual Meeting” shall mean the 2018 annual meeting of shareholders of the Company;

c)	“Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act;

d)	“beneficial owner” shall have the meaning given to such term in Rule 13d-3 promulgated under the Exchange Act;

e)	“Board” shall have the meaning set forth in the recitals;

f)	“Company” shall have the meaning set forth in the first paragraph;

g)	“Company 8-K” shall have the meaning set forth in Section 6;

h)	“Common Stock” shall have the meaning set forth in the recitals;

i)	“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended;

j)	“Joint Press Release” shall have the meaning set forth in Section 6;

k)	“Minimum Ownership Threshold” shall have the meaning set forth in Section 2(b);

l)
“Net Long Position” shall mean such shares of Common Stock beneficially owned, directly or indirectly, that constitute such person’s net long position as defined in Rule 14e-4 under the Exchange Act mutatis mutandis; provided that “Net Long Position” shall not include any shares as to which such person does not have the right to vote or direct the vote or as to which such person has entered into a derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares;

m)	“Nomination Documents” shall have the meaning set forth in Section 2(a)(v);

n)	“NASDAQ” shall mean The NASDAQ Stock Market;

o)
“person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature;

p)	“Replacement” shall have the meaning set forth in Section 2(a)(vii);

q)	“Resignation” shall have the meaning set forth in Section 2(b);

r)	“SEC” shall mean the Securities and Exchange Commission;

s)	“Shareholder Designees” shall mean the TCS Designee and Thomas R. Evans;

t)	“Shareholder Group” shall have the meaning set forth in the first paragraph;

u)	“Shareholder Meeting” shall mean any annual or special meeting of shareholders of the Company or any solicitation of shareholder action by written consent;

v)	“Standstill Period” shall have the meaning set forth in Section 3;

w)	“TCS Designee” shall mean Eric Semler; and

x)
“Voting Securities” shall mean the Common Stock and any other securities of the Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for, Common Stock or other securities, whether or not subject to the passage of time or other contingencies.

2.	Board Representation and Board Matters.

a)	The Company and each member of the Shareholder Group agree as follows:

i.
immediately after execution of this Agreement, the Board and all applicable committees thereof shall take all action necessary to (A) accept the resignation tendered by John W. Biddinger as director, (B) increase the size of the Board such that there will be eleven (11) directors on the Board, (C) appoint Thomas R. Evans as a Class I director of the Company and member of the Compensation Committee of the Board and (D) appoint the TCS Designee as a Class III director of the Company and member of the Nominating and Corporate Governance Committee of the Board;

ii.
the Board, based on information provided by the Shareholder Group and each Shareholder Designee, has determined that each Shareholder Designee would constitute an “independent” director and would be qualified to serve on the committee(s) of the Board to which he or she shall be appointed hereunder, under applicable NASDAQ listing standards, SEC rules, tax regulations or other applicable standards;

iii.
the Board or any committee thereof, in the exercise of its fiduciary duties, may limit the participation of the Shareholder Designees in any Board or committee meeting or portion thereof in which the Board or such committee is evaluating and/or taking action with respect to (A) the exercise of any of the Company’s rights or enforcement of any of the obligations under this Agreement, (B) any action taken in response to actions taken or proposed by the Shareholder Group or its Affiliates with respect to the Company, including actions relating to this Agreement, (C) any proposed transaction between the Company and the Shareholder Group or its Affiliates or (D) any consideration of any potential Replacement; provided, however, that nothing herein shall limit the participation of the TCS Designee in any Board or committee meeting or portion thereof in which the Board or such committee is evaluating and/or taking action with respect to any strategic alternatives or proposed transactions to which no member of the Shareholder Group is a party;

iv.
no later than the date of this Agreement, the Shareholder Group will provide to the Company (A) a confidentiality agreement in the form attached hereto as Exhibit A, duly executed by each member of the Shareholder Group, (B) an executed consent from each Shareholder Designee to be named as a director in the Company’s proxy statement for the 2016 Annual Meeting and to serve as a director in the form attached hereto as Exhibit B, (C) a director and officer questionnaire in the Company’s standard form previously provided to the Shareholder Group completed by each Shareholder Designee and (D) the Resignation (collectively, the “Nomination Documents”);

v.
after the date hereof, each Shareholder Designee shall provide to the Company, as requested by the Company from time to time, such information as the Company reasonably requests from other members of the Board;

vi.
no member of the Shareholder Group shall compensate or agree to compensate, directly or indirectly, any individual in connection with his or her services as a director (including any Shareholder Designee or any mutually agreed upon independent director) or officer of the Company or otherwise in connection with the transactions contemplated by this Agreement; and

vii.
during the Standstill Period, should any Shareholder Designee resign from the Board or be rendered unable to, or refuse to, be appointed to, or for any other reason fail to serve or is not serving on, or is removed from, the Board (other than as set forth in Section 2(b) hereof), the Shareholder Group shall be entitled to designate a replacement for such Shareholder Designee that (A) will qualify as “independent” and meet all other applicable Exchange Act, SEC and NASDAQ listing standards, tax regulations or other applicable standards, (B) has relevant business and financial experience to be a director of the Company and (C) is reasonably consented to by the Nominating and Corporate Governance Committee of the Board after exercising its fiduciary duty in good faith (such consent not to be unreasonably withheld) (a “Replacement”) and the Company shall take all necessary action to implement the foregoing. The Nominating and Corporate Governance Committee of the Board shall make its determination and recommendation regarding whether such person meets the foregoing criteria within ten (10) business days after (x) such nominee as a Replacement has submitted to the Company the Nomination Documents and (y) the representatives of the Board have conducted customary interviews of such nominee. The Company shall use its reasonable best efforts to conduct any interviews contemplated by this Section 2(a)(vii) as promptly as practicable, but in any case, assuming reasonable availability of the nominee, within ten (10) business days after the Shareholder Group’s submission of such nominee. In the event the Nominating and Corporate Governance Committee does not accept a person recommended by the Shareholder Group as a Replacement, the Shareholder Group shall have the right to recommend an additional substitute person whose appointment shall be subject to the Nominating and Corporate Governance Committee recommending such person in accordance with the procedures described above. Upon the recommendation of a Replacement nominee by the Nominating  and Corporate Governance Committee, the Board shall vote on the appointment of such Replacement to the Board no later than ten (10) business days after the Nominating and Corporate Governance Committee’s recommendation of such Replacement; provided, however, that if the Board does not appoint such Replacement to the Board pursuant to this Section 2(a)(vii), the parties shall continue to follow the procedures of this Section 2(a)(vii) until a Replacement is appointed to the Board. Upon a Replacement’s appointment to the Board, the Board and all applicable committees thereof shall take all necessary actions to appoint such Replacement to any applicable committee of the Board of which the replaced Shareholder Designee was a member, subject only to such Replacement’s qualifications to serve on any such committee(s). Any such Replacement who becomes a Board member in replacement of any Shareholder Designee shall be deemed to be such Shareholder Designee for all purposes under this Agreement.

b)
The TCS Designee (including, if applicable, any Replacement) shall, prior to his or her appointment to the Board, and each member of the Shareholder Group shall cause such TCS Designee to, execute an irrevocable resignation as director in the form attached hereto as Exhibit C (the “Resignation”) and deliver it to the Company. If at any time after the date hereof, the Shareholder Group ceases collectively to be the beneficial owner of an aggregate Net Long Position in at least 2,930,000 shares (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like) of Common Stock (the “Minimum Ownership Threshold”), (i) automatically without further action of the Shareholder Group or any Shareholder Designee, the Resignations shall be deemed to be tendered to and accepted by the Board, and the TCS Designee shall cease to be a member of the Board, and (ii) the Company shall have no further obligations under this Section 2. The Shareholder Group shall notify the Company in writing within five (5) business days after the Shareholder Group ceases collectively to be the beneficial owner of an aggregate Net Long Position in the number of shares constituting the Minimum Ownership Threshold.

c)
At all times while serving as a member of the Board, each Shareholder Designee shall comply with all policies, procedures, processes, codes, rules, standards and guidelines applicable to Board members, including the Company’s code of business conduct and ethics, securities trading policies, anti-hedging policies, Regulation FD-related policies, director confidentiality policies and corporate governance guidelines and preserve the confidentiality of Company business and information, including discussions or matters considered in meetings of the Board or Board committees.

d)
From and after the date of appointment of any Shareholder Designee until the earlier of (i) the 2018 Annual Meeting or (ii) the tenth (10th) day following the day on which no Shareholder Designee is serving as a director on the Board, the Board shall not form any new committee unless one Shareholder Designee who is serving as a director at such time (to be determined by the TCS Designee) is offered membership on such committee.

3.	Standstill.

a)
As used in this Agreement, “Standstill Period” means the period commencing on the date hereof and ending at 12:01 a.m. New York City time on the tenth (10th) day prior to the advance notice deadline for the submission of shareholder nominations for the 2017 Annual Meeting (the “Initial Standstill Expiration Time”); provided, however, that if as of the Initial Standstill Expiration Time, the TCS Designee has not ceased to be a director on the Board, then the Standstill Period shall end at the later of (x) 12:01 a.m. New York City time on the tenth (10th) day prior to the advance notice deadline for the submission of shareholder nominations for the 2018 Annual Meeting and (y) the tenth (10th) day following the day on which the TCS Designee no longer serves as a director on the Board. During the Standstill Period, no member of the Shareholder Group, nor any Affiliate thereof, shall take any of the following actions, directly or indirectly:

i.
solicit proxies or written consents of the Company’s shareholders or any other person with the right to vote or power to give or withhold consent in respect of any Voting Securities (as defined below), or conduct, encourage, participate or engage in any other type of referendum (binding or non-binding) with respect to, or from the holders of, the Voting Securities or any other person with the right to vote or power to give or withhold consent in respect of the Voting Securities, make, or in any way participate or engage in, any “solicitation” of any proxy, consent or other authority (as such terms are defined in the Exchange Act) to vote any Voting Securities or make any shareholder proposal (whether pursuant to Rule 14a-8 promulgated under the Exchange Act or otherwise) with respect to any matter, or become a participant in any contested solicitation with respect to the Company, including without limitation relating to the removal or the election of directors;

ii.
form or join in a partnership, limited partnership, syndicate, entity or other group, including without limitation a “group” as defined under Section 13(d) of the Exchange Act, with respect to the Voting Securities (other than any group composed solely of the Shareholder Group), or otherwise directly or indirectly support or participate in any effort by a third party with respect to any of the matters prohibited by this Section 3; provided, however, that nothing contained herein shall limit the ability of an Affiliate of the Shareholder Group to join the “group” following the execution of this Agreement, so long as any such Affiliate agrees to be bound by the terms and conditions of this Agreement;

iii.
without the prior approval of the Board contained in a written resolution of the Board, as a result of acquiring beneficial ownership of or economic interest in any Voting Securities of the Company, become a beneficial owner (either individually or as part of any group as defined under Section 13(d) under the Exchange Act) of, or have an economic interest in, any Voting Securities of the Company which would be deemed under Rule 13d-3(c) promulgated under the Exchange Act to constitute a number of shares of Common Stock in excess of 12.75% of the then issued and outstanding shares of Common Stock of the Company;

iv.
present at any Shareholder Meeting any proposal for consideration for action by shareholders or seek (including pursuing or encouraging any “withhold” or similar campaign) the removal of any member of the Board;

v.
other than in Rule 144 open market broker sale transactions where the identity of the purchaser is not known and in underwritten widely dispersed public offerings, sell, offer or agree to sell directly or indirectly, through swap or hedging transactions or otherwise, the securities of the Company or any rights decoupled from the underlying securities held by the Shareholder Group to any person or entity not a party to this Agreement, except in each case in a transaction approved by the Board, which approval is contained in written resolutions of the Board;

vi.
(A) make, directly or indirectly for itself or its Affiliates or in conjunction with any other person or entity, or cause or participate in, any offer or proposal (with or without conditions) with respect to any merger, acquisition, recapitalization, restructuring, reorganization, tender offer, exchange offer, disposition or other business combination involving the Company or any of its subsidiaries or Affiliates or a material amount of assets or securities of the Company or any of its subsidiaries or Affiliates, (B) affirmatively solicit a third party to make or modify an offer or proposal (with or without conditions) with respect to any merger, acquisition, recapitalization, restructuring, reorganization, tender offer, exchange offer, disposition or other business combination involving the Company or any of its subsidiaries or Affiliates or a material amount of assets or securities of the Company or any of its subsidiaries or Affiliates, or encourage, initiate, support, assist or facilitate any third party in making or modifying such an offer or proposal, or (C) publicly comment on any third party proposal regarding any merger, acquisition, recapitalization, restructuring, reorganization, tender offer, exchange offer, disposition or other business combination involving the Company or any of its subsidiaries or Affiliates or a material amount of assets or securities of the Company or any of its subsidiaries or Affiliates;

vii.
seek, alone or in concert with others, representation on the Board (except as provided in this Agreement), or propose any nominee for election to the Board or seek representation on the Board (except as explicitly permitted by this Agreement with respect to a Replacement and other than through action at the Board by a Shareholder Designee acting in his or her capacity as such), or otherwise seek to advise, influence or control the management, governance, policies, business or affairs (or any change thereof) of the Company;

viii.	seek to advise, encourage, support or influence any person or entity with respect to the voting of any Voting Securities at any Shareholder Meeting;

ix.
grant any proxy, consent or other authority to vote with respect to any matters (other than to the named proxies included in the Company’s proxy card for any Shareholder Meeting) or deposit any Voting Securities in any voting trust or subject any Voting Securities to any arrangement or agreement with respect to the voting of any Voting Securities, other than any such voting trust, arrangement or agreement solely among the members of the Shareholder Group and otherwise in accordance with this Agreement;

x.	make any request for stocklist materials or other books and records of the Company under Section 220 of the Delaware General Corporation Law or otherwise;

xi.
other than litigation by members of the Shareholder Group to enforce the provisions of this Agreement, institute, solicit, assist or join, as a party, any litigation, arbitration or other proceeding against or involving the Company or any of its current or former directors or officers (including derivative actions);

xii.	disclose that any member of the Shareholder Group voted or intends to vote contrary to the recommendation of the Board;

xiii.	request, directly or indirectly, any amendment or waiver of the foregoing in a manner that would reasonably likely require public disclosure by the members of the Shareholder Group or the Company; or

xiv.	enter into any negotiations, agreements, arrangements or understandings with any third party with respect to the matters set forth in this Section 3.

b)
Except as expressly provided in Section 3(a) or Section 5 below, each member of the Shareholder Group shall be entitled to (i) vote its shares on any other proposal duly brought before any Shareholder Meeting or otherwise vote as such member determines in its sole discretion and (ii) disclose, publicly or otherwise, how it intends to vote or act with respect to any securities of the Company, any shareholder proposal or other matter to be voted on by the shareholders of the Company and the reasons therefor (in each case subject to Section 5 below).

c)	Nothing in this Section 3 shall be deemed to limit the exercise in good faith by a Shareholder Designee of his or her fiduciary duties solely in his or her capacity as a director of the Company.

4.	Non-Disparagement.

a)
Each member of the Shareholder Group hereby covenants and agrees, during the Standstill Period, not to make, or cause to be made, any statement or announcement that constitutes an ad hominem attack on, or otherwise disparages, the Company or its officers, directors or employees, or any person who serves as an officer, director or employee of the Company on or following the date of this Agreement, (i) in any document or report filed with or furnished to the SEC or any other governmental agency, (ii) in any press release, other publicly available format or website or social media posting, (iii) to any analyst, journalist or member of the media (including without limitation, in a television, radio, newspaper, magazine or internet interview) or (iv) in any other public forum (other than pursuant to compelled testimony, whether by legal process, subpoena or similar means).

b)
The Company hereby covenants and agrees, during the Standstill Period, not to make, or cause to be made, and that its directors shall not make, any statement or announcement that constitutes an ad hominem attack on, or otherwise disparages, any member of the Shareholder Group or its officers, directors or employees, or any person who serves as an officer, director or employee of any member of the Shareholder Group on or following the date of this Agreement, (i) in any document or report filed with or furnished to the SEC or any other governmental agency, (ii) in any press release, other publicly available format or website or social media posting, (iii) to any analyst, journalist or member of the media (including without limitation, in a television, radio, newspaper, magazine or internet interview) or (iv) in any other public forum (other than pursuant to compelled testimony, whether by legal process, subpoena or similar means).

5.
Voting Commitment. Until the end of the Standstill Period, the members of the Shareholder Group shall cause all Voting Securities owned by them, directly or indirectly, whether owned of record or beneficially owned, as of the record date for any annual meeting of shareholders of the Company held within the Standstill Period, in each case that are entitled to vote at any such meeting, to be present for quorum purposes and to be voted, at all such meetings or at any adjournments or postponements thereof, (i) for all directors nominated by the Board for election at such meeting and (ii) in accordance with the recommendation of the Board on any other proposals or other business that comes before any such meeting; provided however, that such voting commitment shall not apply in the event of a special meeting of shareholders of the Company and any solicitation of shareholder action regarding any Company action with respect to a merger, acquisition or other extraordinary transactions. For the avoidance of doubt, such voting commitment does apply to proposals made by stockholders.

6.
Public Statements. The Company intends to promptly file with the SEC a Current Report on Form 8-K (the “Company 8-K”) to disclose this Agreement and to file a copy of this Agreement as an exhibit. The form of the Company 8-K disclosure is set forth in Exhibit D attached hereto. Further, the Company and the Shareholder Group hereby covenant and agree to issue a joint press release in the form set forth in Exhibit E attached hereto (the “Joint Press Release”) as soon as practicable after the date hereof. The Company and each member of the Shareholder Group agree that during the Standstill Period it shall not make any public announcement or statement that is inconsistent with or contrary to the statements contained in the Company 8-K and/or the Joint Press Release, except as required by law or the rules of any stock exchange or with the prior written consent of the Shareholder Group or the Company, as applicable. The Company shall have an opportunity to review in advance any Schedule 13D filing made by any member of the Shareholder Group relating to this Agreement.

7.	Representations and Warranties.

a)
Each member of the Shareholder Group represents and warrants to the Company that (i) such member is the record or beneficial owner of an aggregate Net Long Position in the number of shares set forth opposite such member’s name on Schedule 1, (ii) such member has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder, (iii) this Agreement has been duly and validly authorized, executed and delivered by it and constitutes a valid and binding obligation of such member, enforceable against such member in accordance with its terms and (iv) no consent, approval, waiver, authorization or filing, which has not already been obtained or is otherwise contemplated by this Agreement, is necessary for the execution, delivery and performance by such member of this Agreement.

b)
The Company hereby represents and warrants to the Shareholder Group that (i) it has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder, (ii) this Agreement has been duly and validly authorized, executed and delivered by it and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, (iii) no consent, approval, waiver, authorization or filing, which has not already been obtained or is otherwise contemplated by this Agreement, is necessary for the execution, delivery and performance by the Company of this Agreement and (iv) there are no committees or subcommittees of the Board to which the Board has delegated authority to act for the Board existing as of the date of this Agreement other than the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

8.
Specific Performance Remedies. The parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity. FURTHERMORE, EACH OF THE PARTIES HERETO (A) IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY AND (B) AGREES TO WAIVE ANY BONDING REQUIREMENT UNDER ANY APPLICABLE LAW, IN THE CASE ANY OTHER PARTY SEEKS TO ENFORCE THE TERMS BY WAY OF EQUITABLE RELIEF. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

9.
Jurisdiction. The parties irrevocably agree that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Court of Chancery of the State of Delaware (or, if any such court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) and any appellate court therefrom. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (1) the suit, action or proceeding in such court is brought in an inconvenient forum, (2) the venue of such suit, action or proceeding is improper or (3) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

10.
No Waiver. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

11.
Entire Agreement. This Agreement, including the Nomination Documents, contains the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by each of the parties hereto.

12.
Notices. All notices, consents, requests, instructions, approvals and other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); (c) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated); or (d) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case at the address specified in this subsection:

a)	if to the Company:

Angie's List, Inc.
1030 E. Washington Street
Indianapolis, IN 46202
Attention: Chief Legal Officer
Email: shannons@angieslist.com
Facsimile No.: (317) 638-5625

with a copy to:

Sidley Austin LLP
1001 Page Mill Road, Building 1
Palo Alto, CA 94304
Attention: Martin A. Wellington
Email: mwellington@sidley.com
Facsimile No.: (650) 565-7100

b)	if to the Shareholder Group:

TCS Capital Management, LLC
888 Seventh Avenue, Suite 1504
New York, NY 10106
Attention: Eric Semler
Email: eric@tcscapital.com
Facsimile No.: (212) 621-8790

with a copy to:

Olshan Frome Wolosky LLP
65 East 55th Street
New York, NY 100022
Attention: Steve Wolosky, Andrew Freedman
Email: swolosky@olshanlaw.com, afreedman@olshanlaw.com
Facsimile No.: (212) 451-2222

13.
Severability. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. In addition, the parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held illegal, void or unenforceable by a court of competent jurisdiction.

14.	Counterparts. This Agreement may be executed in two or more counterparts, which together shall constitute a single agreement.

15.
Successors and Assigns. This Agreement shall not be assignable by any of the parties to this Agreement. All the terms and provisions of this Agreement shall inure to the benefit of, and shall be enforceable by, the successors of each of the parties hereto.

16.	No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other persons, except as otherwise provided in Sections 5 and 15.

17.
Expenses. The Company shall reimburse the Shareholder Group for its reasonable, documented out-of-pocket fees and expenses (including legal expenses) incurred in connection with the negotiation and execution of this Agreement, provided that such reimbursement shall not exceed $60,000 in the aggregate.

18.
Interpretation and Construction. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

19.	Liabilities Several and Not Joint. The respective obligations of the individual members of the Shareholder Group shall be several, not joint or collective, obligations.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date set forth above.

COMPANY:

ANGIE'S LIST, INC.

By:	/s/ Scott A. Durchslag
Name:	Scott A. Durchslag
Title:	Chief Executive Officer

SHAREHOLDER GROUP:

/s/ Eric Semler
Eric Semler

TCS CAPITAL MANAGEMENT, LLC

By:	/s/ Eric Semler
Name:	Eric Semler
Title:	President

Signature Page to Settlement Agreement

Schedule 1

	Number of Shares Beneficially Owned
Eric Semler	646,248	1
TCS Capital Management, LLC	5,434,102
TCS Capital Managed Account	481,178
TOTAL	6,561,528

General Notes

•	The above chart indicates direct beneficial ownership, without duplication of shares.

_____________________________
1 Shares of Common Stock held directly by an irrevocable family trust. Mr. Semler's spouse is the trustee of the trust.

Exhibit A

Form of Confidentiality Agreement

Angie's List, Inc.
1030 E. Washington Street
Indianapolis, Indiana 46202

February 29, 2016

To: Eric Semler and TCS Capital Management, LLC (collectively with their respective Affiliates (as defined below), the “Shareholder Group” or “you” and each individually, a “member” of the Shareholder Group)

Ladies and Gentlemen:

This letter agreement shall become effective upon the appointment of any Shareholder Designee to the Board of Directors (the “Board”) of Angie’s List, Inc. (the “Company”). Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Settlement Agreement (the “Settlement Agreement”), dated as of March 1, 2016, among the Company and the Shareholder Group. The Company understands and agrees that, subject to the terms of, and in accordance with, this letter agreement, each Shareholder Designee may, if and to the extent he or she desires to do so (and subject to his or her fiduciary duties), confidentially disclose information he or she obtains while serving as a member of the Board to you and the Specified Shareholder Group Personnel (as hereinafter defined) and may discuss such information with any and all such persons, subject to the terms and conditions of this Agreement. As a result, you may receive certain non-public information regarding the Company. You acknowledge that this information is proprietary to the Company and may include trade secrets or other business information the disclosure of which could harm the Company. In consideration for, and as a condition of, non-public information being furnished to you and, subject to the restrictions in paragraph 2, the persons set forth on Schedule A hereto (collectively, the “Specified Shareholder Group Personnel”), you agree to treat any and all such non-public information concerning or relating to the Company or any of its subsidiaries or affiliates that is furnished to you or the Specified Shareholder Group Personnel (regardless of the manner in which it is furnished, including without limitation in written or electronic format or orally, gathered by visual inspection or otherwise) by any Shareholder Designee, or by or on behalf of the Company or any Company Representatives, together with the relevant portion of any notes, analyses, reports, models, compilations, studies, interpretations, documents, records or extracts thereof to the extent containing, referring or relating to, based upon or derived from such information, in whole or in part (collectively, “Evaluation Material”), as confidential in accordance with the provisions of this letter agreement, and to take or abstain from taking the other actions hereinafter set forth.

1.
The term “Evaluation Material” does not include information that (i) is or has become generally available to the public other than as a result of a direct or indirect disclosure by you or the Specified Shareholder Group Personnel in violation of this letter agreement, (ii) was within your or any of the Specified Shareholder Group Personnel’s possession on a non-confidential basis prior to its being furnished to you by any Shareholder Designee, or by or on behalf of the Company or its agents, representatives, attorneys, advisors, directors, officers or employees (collectively, the “Company Representatives”), as evidenced by written records, (iii) is received from a source other than any Shareholder Designee, the Company or any of the Company Representatives or (iv) is independently developed by you without reference to the Evaluation Material, as evidenced by written evidence; provided, that in the case of (ii) or (iii) above, the source of such information was not known by you to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Company or any other person with respect to such information at the time the information was disclosed to you.

2.
You and the Specified Shareholder Group Personnel will, and you will cause the Specified Shareholder Group Personnel to, (a) keep the Evaluation Material strictly confidential and (b) not disclose or use any of the Evaluation Material in any manner whatsoever without the prior written consent of the Company; provided, however, that you may privately disclose any of such information to the Specified Shareholder Group Personnel (i) who need to know such information for the sole purpose of advising you on your investment in the Company and (ii) who are informed by you of the confidential nature of such information; provided, further, that you will be responsible for any violation of this letter agreement by the Specified Shareholder Group Personnel as if they were parties hereto. It is understood and agreed that no Shareholder Designee shall disclose to you or the Specified Shareholder Group Personnel any Legal Advice (as defined below) that may be included in the Evaluation Material with respect to which such disclosure would constitute waiver of the Company’s attorney-client privilege or attorney work product privilege. “Legal Advice” as used herein shall be solely and exclusively limited to the advice provided by legal counsel and shall not include any factual information or the formulation or analysis of business strategy that is not protected by the attorney-client or attorney work product privilege.

3.
In the event that you or any of the Specified Shareholder Group Personnel are required or requested by applicable interrogatory, subpoena or any similar process relating to any legal proceeding, investigation, hearing or otherwise (other than any legal requirement arising out of your taking any discretionary action that would require public disclosure, including by disclosure in your Schedule 13D) to disclose any of the Evaluation Material, you will promptly notify (except where such notice would be legally prohibited) the Company in writing by electronic mail or certified mail so that the Company may seek a protective order or other appropriate remedy (and if the Company seeks such an order, you will provide such cooperation as the Company shall reasonably request), at its sole cost and expense. Nothing herein shall be deemed to prevent you or the Specified Shareholder Group Personnel, as the case may be, from honoring a subpoena, legal process or other legal requirement (other than any legal requirement arising out of your taking any discretionary action that would require public disclosure, including by disclosure in your Schedule 13D) that requires or requests discovery, disclosure or production of the Evaluation Material if (a) you produce or disclose only that portion of the Evaluation Material which your outside legal counsel of national standing advises you is legally required to be so produced or disclosed and you use commercially reasonable efforts to obtain assurance that confidential treatment will be accorded to such Evaluation Material; or (b) the Company consents in writing to having the Evaluation Material produced or disclosed pursuant to the subpoena, legal process or other legal requirement or request. In no event will you or any of the Specified Shareholder Group Personnel oppose action by the Company to obtain a protective order or other relief, at its sole expense, to prevent the disclosure of the Evaluation Material or to obtain reliable assurance that confidential treatment will be afforded the Evaluation Material. For the avoidance of doubt, it is understood that there shall be no “legal requirement” requiring you to disclose any Evaluation Material solely by virtue of the fact that, absent such disclosure, you would be prohibited from purchasing, selling or engaging in derivative or other voluntary transactions with respect to the Common Stock of the Company or otherwise proposing or making an offer to do any of the foregoing, or you would be unable to file any proxy materials in compliance with Section 14(a) of the Exchange Act or the rules promulgated thereunder. The foregoing obligations and requirements in this paragraph shall not be required or apply in connection with disclosures made to the extent required by law to, or requested by, a federal or state regulatory agency, self-regulatory organization or supervisory authority in the course of such authority’s routine examinations or supervisory inspections not related to the Company; provided that you agree to promptly notify the Company of any actual disclosures made so long as you are permitted to do so under applicable law.

4.
You acknowledge that (a) none of the Company or any of the Company Representatives makes any representation or warranty, express or implied, as to the accuracy or completeness of any Evaluation Material, and (b) none of the Company or any of the Company Representatives shall have any liability to you or to any of the Specified Shareholder Group Personnel relating to or resulting from the use of the Evaluation Material or any errors therein or omissions therefrom. You and the Specified Shareholder Group Personnel (or anyone acting on your or their behalf) shall not directly or indirectly initiate contact or communication with any executive or employee of the Company other than the Chief Executive Officer, Chief Financial Officer, General Counsel and the Director of Investor Relations, and/or such other persons approved in writing by the foregoing or the Board concerning Evaluation Material, or to seek any information in connection therewith from any such person other than the foregoing, without the prior consent of the Company; provided, however, the restriction in this sentence shall not apply to any Shareholder Designee acting solely in his or her capacity as a director in accordance with the Settlement Agreement and the Company’s governance and other guidelines.

5.
All Evaluation Material shall remain the property of the Company. Neither you nor any of the Specified Shareholder Group Personnel shall by virtue of any disclosure of and/or your use of any Evaluation Material acquire any rights with respect thereto, all of which rights (including all intellectual property rights) shall remain exclusively with the Company. At any time after the date on which no Shareholder Designee is a director of the Company, upon the written request of the Company for any reason, you will promptly return to the Company or destroy, at your election, all hard copies of the Evaluation Material and use commercially reasonable efforts to permanently erase or delete all electronic copies of the Evaluation Material in your or any of the Specified Shareholder Group Personnel’s possession or control (and shall promptly certify to the Company that such Evaluation Material has been erased or deleted, as the case may be). Notwithstanding the return or erasure or deletion of Evaluation Material, you and the Specified Shareholder Group Personnel will continue to be bound by the obligations contained herein.

6.
You acknowledge, and will advise the Specified Shareholder Group Personnel, that the Evaluation Material may constitute material non-public information under applicable federal and state securities laws, and that the United States securities laws prohibit any person in possession of material, non-public information from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

7.
You hereby represent and warrant to the Company that (i) you have all requisite power and authority to execute and deliver this letter agreement and to perform your obligations hereunder, (ii) this letter agreement has been duly authorized, executed and delivered by you, and is a valid and binding obligation, enforceable against you in accordance with its terms, (iii) this letter agreement will not result in a violation of any terms or conditions of any agreements to which you are a party or by which you may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting you, and (iv) your entry into this letter agreement does not require approval by any owners or holders of any equity or other interest in you (except as has already been obtained).

8.
Any waiver by the Company of a breach of any provision of this letter agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this letter agreement. The failure of the Company to insist upon strict adherence to any term of this letter agreement on one or more occasions shall not be considered a waiver or deprive the Company of the right thereafter to insist upon strict adherence to that term or any other term of this letter agreement.

9.
You acknowledge and agree that the value of the Evaluation Material to the Company is unique and substantial, but may be impractical or difficult to assess in monetary terms. You further acknowledge and agree that in the event of an actual or threatened violation of this letter agreement, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, you acknowledge and agree that, in addition to any and all other remedies which may be available to the Company at law or equity, the Company shall be entitled to seek an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions of this letter agreement exclusively in the Court of Chancery or other federal or state courts of the State of Delaware.

10.
Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery or other federal or state courts of the State of Delaware in the event any dispute arises out of this letter agreement or the transactions contemplated by this letter agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this letter agreement or the transactions contemplated by this letter agreement in any court other than the Court of Chancery or other federal or state courts of the State of Delaware, and each of the parties irrevocably waives the right to trial by jury, and (d) irrevocably consents to service of process by a reputable overnight delivery service, signature requested, to the address of such party’s principal place of business or as otherwise provided by applicable law. THIS LETTER AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

11.
This letter agreement and the Settlement Agreement contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersedes all prior or contemporaneous agreements or understandings, whether written or oral. This letter agreement may be amended only by an agreement in writing executed by the parties hereto.

12.
All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by email, when such email is sent to the email address set forth below and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

If to the Company:                                       Angie's List, Inc.
                1030 E. Washington Street
Indianapolis, IN 46202
Attention: Chief Legal Officer
Email: shannons@angieslist.com
Facsimile No.: (317) 638-5625

With a copy to (which shall not constitute notice):

Sidley Austin LLP
1001 Page Mill Road, Building 1
Palo Alto, CA 94304
Attention: Martin A. Wellington
Email: mwellington@sidley.com
Facsimile No.: (650) 565-7100

If to the Shareholder Group:                       TCS Capital Management, LLC
888 Seventh Avenue, Suite 1504
New York, NY 10106
Attention: Eric Semler
Email: eric@tcscapital.com
Facsimile No.: (212) 621-8790

With a copy to (which shall not constitute notice):

Olshan Frome Wolosky LLP
65 East 55th Street
New York, NY 100022
Attention: Steve Wolosky, Andrew Freedman
Email: swolosky@olshanlaw.com, afreedman@olshanlaw.com
Facsimile No.: (212) 451-2222

13.
If at any time subsequent to the date hereof, any provision of this letter agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this letter agreement.

14.	This letter agreement may be executed (including by facsimile or PDF) in two or more counterparts which together shall constitute a single agreement.

15.
This letter agreement and the rights and obligations herein may not be assigned or otherwise transferred, in whole or in part, by you without the express written consent of the Company. This letter agreement, however, shall be binding on successors of the parties hereto.

16.
The Shareholder Group shall cause any Replacement for a Shareholder Designee that is appointed to the Board pursuant to Section 2(a)(vii) of the Settlement Agreement to execute a copy of this letter agreement.

17.
This letter agreement shall expire one (1) year from the date on which a Shareholder Designee no longer serves as a director of the Company; except that you shall maintain in accordance with the confidentiality obligations set forth herein any Evaluation Material constituting trade secrets for such longer time as such information constitutes a trade secret of the Company as defined under 18 U.S.C. § 1839(3).

18.	No licenses or rights under any patent, copyright, trademark, or trade secret are granted or are to be implied by this letter agreement.

19.
Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this letter agreement, and that it has executed the same with the advice of said counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this letter agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this letter agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this letter agreement shall be decided without regards to events of drafting or preparation. The term “including” shall in all instances be deemed to mean “including without limitation.”

20.	Notwithstanding anything contained herein to the contrary, the obligations of the members of the Shareholder Group hereunder are several and not joint or collective.

[Signature Pages Follow]

Please confirm your agreement with the foregoing by signing and returning one copy of this letter agreement to the undersigned, whereupon this letter agreement shall become a binding agreement between you and the Company.

Very truly yours,

ANGIE'S LIST, INC.

By:
Name:
Title:

Signature Page to the Confidentiality Agreement

Accepted and agreed as of the date first written above:

Eric Semler

TCS CAPITAL MANAGEMENT, LLC

By:
Name:
Title:

Signature Page to the Confidentiality Agreement

Schedule A

Any full-time employee of a member of the Shareholder Group or its Affiliates that is involved in monitoring the Angie’s List, Inc. investment.

Exhibit B

Form of Consent

[___], 2016

Attention: Board of Directors
Angie's List, Inc.
1030 E. Washington Street
Indianapolis, Indiana 46202

Re:    Consent

Ladies and Gentlemen:

I hereby consent to serve as a director of Angie’s List, Inc. (the “Company”), effective [__], 2016 and be named as a director of the Company in the Company’s proxy statement for the Company’s 2016 Annual Meeting of Stockholders (the “2016 Annual Meeting”). I also agree that, after the date hereof, I will provide to the Company, as requested by the Company from time to time, such information as the Company is entitled to reasonably receive from other members of the Company’s Board of Directors (the “Board”) and as is required to be disclosed in proxy statements or other reports or filings under applicable law or securities exchange listing requirements.

At all times while serving as a member of the Board, I agree to comply with all policies, procedures, processes, codes, rules, standards and guidelines applicable to Board members, including the Company’s code of conduct, securities trading policies, anti-hedging policies, Regulation FD-related policies, director confidentiality policies and corporate governance guidelines and preserve the confidentiality of the Company’s business and information, including discussions or matters considered in meetings of the Board or Board committees. I acknowledge and agree that the foregoing obligations are in addition to the fiduciary and common law duties of any director of a Delaware corporation.

Sincerely,

[Name of Shareholder Designee]

Exhibit C

Form of Irrevocable Resignation

[___], 2016

Attention: Board of Directors
Angie's List, Inc.
1030 E. Washington Street
Indianapolis, Indiana 46202

Re:    Resignation

Ladies and Gentlemen:

This irrevocable resignation is delivered pursuant to Section 2(b) of the Settlement Agreement, dated as of February 29, 2016 (the “Agreement”), by and among Angie’s List, Inc., a Delaware corporation (the “Company”), and Eric Semler and TCS Capital Management, LLC (collectively, the “Shareholder Group”). Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement. Effective only upon, and subject to, such time as the Shareholder Group, together with all of its Affiliates, ceases collectively to be the “beneficially owner” (as defined in Rule 13d-3 under the Exchange Act) of an aggregate Net Long Position in at least 2,930,000 shares (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like) of Common Stock, I hereby resign from my position as a director of the Company and from any and all committees of the Board on which I serve.

This resignation may not be withdrawn by me at any time during which it is effective.

Sincerely,

[Name of Shareholder Designee]